Exhibit 2.1

AMENDMENT No. 2 TO THE

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT No. 2 TO THE AGREEMENT AND PLAN OF MERGER (this “Second Amendment”), is entered into effective as of June 26, 2013, is by and among Navarre Corporation, a Minnesota corporation (“Parent”), SpeedFC, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Jeffrey B. Zisk, in his capacity as representative (the “Equityholder Representative”) of the SFC Equityholders; and ratified by each of the persons listed on Schedule A-1 and Schedule A-2 (collectively, the “SFC Equityholders”) to the Merger Agreement (as such term is defined below).

RECITALS:

A.             Parent, Merger Sub, SpeedFC, Inc., a Delaware corporation, the SFC Equityholders and the Equityholder Representative previously entered into that certain Agreement and Plan of Merger, dated September 27, 2012 (the “Original Merger Agreement”), as amended pursuant to that certain Amendment No. 1 to the Agreement and Plan of Merger, dated October 29, 2012 (the “First Amendment” and collectively with the Original Merger Agreement, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given them in the Merger Agreement. The parties hereto desire to modify the terms of the Merger Agreement pursuant to the terms and conditions hereof.

B.             Parent has prepared and delivered to the Equityholder Representative the Parent’s Adjusted EBITDA Report, setting the 2012 Adjusted EBITDA at Seven Million Nine Hundred Eighty-Nine Thousand Five Hundred Twelve and 00/100 Dollars ($7,989,512.00) (“Proposed 2012 Adjusted EBITDA Calculation”), and the Equityholder Representative and the SFC Equityholders have agreed to accept the Parent’s Adjusted EBITDA Report, along with the Proposed 2012 Adjusted EBITDA Calculation, as final. In connection with the foregoing, the Parent and Merger Sub have agreed to an early release of a portion of the Escrow Payments.

C.             Pursuant to Section 11.01 of the Merger Agreement, the Equityholder Representative has been granted authority by each SFC Equityholder to execute and deliver amendments to the Merger Agreement. This Second Amendment shall be effective as of the date first set forth above.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt, sufficiency and mutuality of which are hereby acknowledged, the parties agree as follows:

1.              The parties hereto agree, for purposes of Section 2.07 of the Merger Agreement, that the 2012 Adjusted EBITDA of the Company, the Subsidiary, and the Surviving Corporation, collectively equals Seven Million Nine Hundred Eighty-Nine Thousand Five Hundred Twelve and 00/100 Dollars ($7,989,512.00). As a result, no Earn Out Shares shall be issued to the SFC Equityholders, beyond those Earn Out Shares issued to the SFC Equityholders prior to the effective date of this Second Amendment. The parties agree that the amount of the Issued Earn Out Shares and the amount of the Aggregate Earn Out Shares is the same, as finally determined pursuant to Section 2.07(e), and that no issuance of additional Earn Out Shares, or returns or cancellations of Issued Earn Out Shares pursuant to Section 2.07(a) shall occur. By signing this Second Amendment, the Parent, the Equityholder Representative and the SFC Equityholders hereby accept Parent’s Adjusted EBITDA Report and the Proposed 2012 Adjusted EBITDA Calculation set forth therein.

2.             The parties agree, for purposes of Section 2.08 of the Merger Agreement, the Closing Working Capital Report, attached hereto as Exhibit A, shall be final, and conclusive and binding on all parties hereto. Accordingly, the parties agree that the Closing Net Working Capital is less than the Estimated Closing Net Working Capital, and as a result, the SFC Equityholders owe the Parent the amount of Eight Hundred Thirty Five Thousand Nine Hundred Sixty Two 00/100 Dollars ($835,962.00) (the “Working Capital Adjustment Payment”).

3.              Section 2.06(b) of the Merger Agreement shall be amended as follows:

(a)	The following language shall be entered before the first sentence of Section 2.06(b):

On the later of (a) June 27, 2013, and (b) the date when this Second Amendment is fully executed by the SFC Equityholders and delivered to Parent (the “Pre-Release Date”), a portion of the Escrow Amount equal to Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00), minus (x) the amount of the Working Capital Adjustment Payment, which shall be paid out of the Escrow Fund to Parent, minus (y) the amount of any Losses previously offset against the Escrow Amount pursuant to Section 10.11(a), minus (z) the amount of any costs and expenses previously paid out of the Escrow Account in accordance with the Merger Agreement, shall be released from the Escrow Account and paid over to the SFC Equityholders by confirmed wire transfer of immediately available funds, with the costs of such disbursement paid from the Escrow Account to the extent such costs are not included in the fees and expenses previously paid by Parent, Merger Sub and the SFC Equityholders pursuant to Section 2.06(d).

(b)

The parties agree that the portion of the Escrow Amount to be released on the Initial Release date will be reduced from Two Million and 00/100 Dollars ($2,000,000.00) to One Million and 00/100 Dollars ($1,000,000.00).

(c)

For the avoidance of doubt, to the extent that certain deductions (e.g. the net working capital adjustment) have been made from the funds released from Escrow on the Pre-Release Date, these amounts shall not be deducted for a second time from the funds released on the Initial Release Date.

(d)	Upon the remittance of the Working Capital Adjustment Payment as set forth above, the obligations of the parties under Section 2.08 of the Merger Agreement shall be satisfied.

4.             The parties agree that Section 2.07(f)(i) of the Merger Agreement shall be shall be amended to reflect that, within fifteen (15) days of the execution of this Second Amendment, Parent shall issue to each SFC Equityholder (which shall be delivered to Equityholder Representative) a number of shares of Parent Common Stock (rounded to the nearest whole number of shares) equal to (I) the difference between the number of Aggregate Earn Out Amount Shares and the number of Issued Earn Out Amount Shares, multiplied by (II) such SFC Equityholder’s Percentage Interest.

5.              The parties agree that Section 2.07(f)(iii) shall be amended to reflect that the first Earn Out Payment shall be made on October 1, 2013.

6.              Except for the changes specifically indicated above, no other changes are made to the Merger Agreement and the Merger Agreement, as amended hereby, shall continue in full force in effect.

7.              Each party hereto shall pay all costs and expenses incurred or to be incurred by it, him or her, as the case may be, in negotiating and preparing this Second Amendment and in closing and carrying out the transactions contemplated by this Second Amendment.

8.              This Second Amendment shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Second Amendment shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflict of laws. All actions and proceedings arising out of or relating to this Second Amendment shall be heard and determined exclusively in any Missouri state court located in St. Louis, Missouri or Clayton, Missouri, or U.S. District Court, Eastern District of Missouri. The parties hereto hereby (a) submit to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Second Amendment brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Second Amendment or the transactions contemplated by this Second Amendment may not be enforced in or by any of the above named court.

9.             This Second Amendment may be executed and delivered (including by facsimile, or portable document format (PDF) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.            The parties acknowledge and confirm that each of their respective attorneys have participated jointly in the drafting, review and revision of this Second Amendment and that it has not been written solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder. Each party hereto, therefore, stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party shall not be employed in the interpretation of this Second Amendment to favor any party against another and that no party shall have the benefit of any legal presumption or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Second Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed as of the date first written above.

NAVARRE CORPORATION

Signed:
By:
Its:

SPEEDFC, INC.

Signed:
By:
Its:

EQUITYHOLDER REPRESENTATIVE:

Jeffrey B. Zisk, in his capacity as Equityholder Representative